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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October , 2020.

Commission File Number 001-39491

EXCELLON RESOURCES INC.

(Translation of registrant’s name into English)

10 KING STREET EAST, SUITE 200 TORONTO, ONTARIO, CANADA M5C 1C3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXCELLON ANNOUNCES MANAGEMENT AND BOARD ADDITIONS

Toronto, Ontario – September 30, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT; NYSE:EXN; FRA:E4X2) (“Excellon” or the “Company”) is pleased to announce the appointment of Paul Keller, P. Eng. as Chief Operating Officer and Alfred Colas, CPA, CA as Chief Financial Officer. Mr. Keller has already joined the Company and Mr. Colas will be joining in mid-October. Anna Ladd-Kruger has stepped down to pursue a CFO role with another precious metals company. Ms. Ladd-Kruger will join the Company’s Board of Directors effective immediately as a non-independent director.

“Paul and Alfred greatly enhance our management depth and effectiveness,” stated Brendan Cahill, President and Chief Executive Officer. “We expect that their experience, judgment, and strong operational and financial expertise will deliver value to the company as we continue to improve operations and advance our strategic growth objectives in this exciting precious metal bull market.”

Mr. Cahill continued, “I sincerely thank Anna for her exceptional efforts in the Company’s transformation over the past year. We are truly delighted to have her continue with the Company as a Board member, where she will continue to provide strategic guidance and oversight. We wish her the best of luck in her new role as CFO of McEwen Mining Inc.”

Paul Keller is a professional engineer with over 30 years of industry experience. He is an experienced mining executive with mine development and operations experience in North America, Africa and Latin America. He was most recently Senior VP Major Projects and COO of Trevali Mining, a zinc-focused, base metals mining company with four commercially producing operations in Africa, Canada and Peru. Mr. Keller led the development of Trevali’s Canadian and Peruvian projects from permitting through development to operation. He was also instrumental in business optimization and capital growth projects at Trevali’s African operations. Mr. Keller has expertise building mines from greenfield through to permitting, design and operating phases, while developing operational teams. He has been COO of several junior mining companies and worked in various management roles at Barrick’s Hemlo Mine in operations, engineering and maintenance after beginning his career with Rio Algom Limited. Mr. Keller holds a Bachelor of Engineering – Mining from Laurentian University.

Alfred Colas is an experienced financial executive and was most recently the CFO of Arch Corporation, a Toronto-based private-equity investment firm and asset manager. Mr. Colas joined the founder at start-up and led the establishment of a subsidiary in the Dubai International Financial Centre, acting as an investor-facing ambassador for the firm and serving on the local board of directors. Mr. Colas has over 18 years of progressive experience in the mining industry, most recently as VP and CFO of First Nickel, a TSX-listed junior nickel and copper producer, and Controller of Rainy River Resources, a junior gold exploration company, where he contributed to the successful raising of over $130 million in equity. He also spent 13 years at Barrick, including three years as the financial head of Barrick’s Veladero Mine, where he was a member of the leadership team that successfully turned around the operation, which reached over US$1 billion in revenues. Mr. Colas sits on the board of a housing corporation affiliated with the University of Toronto. He is a Chartered Professional Accountant and completed a Bachelor of Commerce at the University of Toronto before starting his career at Price Waterhouse.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information:

Excellon Resources Inc.

Brendan Cahill, President & CEO
(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCELLON RESOURCES INC.
(Registrant)

Date: October 2, 2020	By:	/s/ Brendan Cahill
President and Chief Executive Officer